
October 25, 2023

Matthew Atkinson
Chief Executive Officer
CleanCore Solutions, Inc.
5920 South 118th Circle, Suite 2
Omaha, NE 68137

> **Re: CleanCore Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2023**
> **File No. 333-274928**

Dear Matthew Atkinson:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 10, 2023

Cover Page

1.   Please provide us your legal analysis as to why you are not a "Controlled Company" pursuant to NYSE listing rules. We note that you plan to apply to list your class B common stock on the NYSE American. Specifically, address whether 50% of the voting power will be held by a single person, entity or group. We note your disclosure of voting power after this offering on page 61.

Explanatory Note, page 1

2.   We note your response to prior comment 1 and we reissue it. Please revise the resale prospectus cover page to include the material information about the initial public offering and revise the public offering prospectus to disclose the information on the selling shareholder offering.

3.　　Please revise your Explanatory Note to clarify the following:

　　• whether the intent of including the resale offering is to meet the NYSE listing standards;
　　• whether the offerings are being conducted concurrently or whether the primary offering must close prior to the resale offering taking place; and
　　• the risks related to potential price volatility/depreciation for investors in
　　the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:　　Louis A. Bevilacqua, Esq.